

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
Ram Mukunda
Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, MD 20814

> **Re:** **India Globalization Capital, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **March 31, 2013**
> **Filed July 16, 2013**
> **Form 8-K Filed July 1, 2013**
> **File No. 001-32830**

Dear Mr. Mukunda:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013
General

1. We note your disclosure of estimated values associated with mineral reserves. For instance on page 4 you state that four properties have an estimated $500 million of iron ore reserves calculated at a price of $125 per metric ton. Please note that estimated values of reserves should only be included in your filing if supported by a final bankable feasibility study using the historical three-year average commodity price.

2. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

3.   Please be advised that if your company does not have a mineral reserve you must be in the exploration stage pursuant to the definitions in paragraph (4) of Industry Guide 7. As such, your filing should be substantially revised to remove terms such as production, development, and ore so that readers understand that you are an exploration stage company without a mineral reserve.

Item 2. Properties page 11

4.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) of Industry Guide 7.

5.   Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

6.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

7. Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

    - Disclose a brief geological justification for each of the exploration projects written in non-technical language.

    - Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

    - If there is a phased program planned, briefly outline all phases.

    - If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

    - Disclose how the exploration program will be funded.

    - Identify who will be conducting any proposed exploration work and disclose their qualifications.

8. In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure.

9. Please provide an overview of the exploration and mining permit requirements for companies operating in the countries in which you have projects. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine. In your response clearly describe the permits that have been issued to your company.

10. For each of your mines and processing facilities please disclose your annual production, including the tons and grade of the materials, and the capacity and utilization of your facilities pursuant to the Instructions of Item 102 of Regulation S-K.

11. Please summarize the capital expenditures for your projects including the type and amount of the expenditure.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13
Critical Accounting Policies and Estimates, page 16

12.   We note your policy for revenue recognition from construction/project related
activity and contracts for supply/commissioning of complex plant and equipment.
We also note on page F-13 you have Build-Operate-Transfer (BOT) Contracts. We
note that there is an extended time period before you collect on some of these
revenues. Tell us and revise to provide the following:

- A sufficiently detailed explanation of how you recognize revenue on these
contracts, how you account for billings and costs and where these accounts are
presented on the balance sheet. Provide the age of this long-term receivable and
the effect that customer verification and approval have on collection and revenue
recognition.

- Please disclose the amount of your long-term accounts receivable discussed on
page F-13 for the periods presented and clarify which line item of your
consolidated balance sheets includes these amounts.

Result of Operations, page 18
Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012, page 18
Revenue, page 18

13.   We note your revenue has increased about 91.2% in fiscal 2013 from fiscal 2012.
Please revise to discuss the primary drivers that are responsible for the underlying
increase of your revenue and discuss whether the overall increase is attributable to
increases in prices or increases in the volume of trading of ore in India and China.
Refer to Item 303(a)(3)(iii) of Regulation S-K.

14.   We note you disclose that the revenue reported for fiscal 2013 and fiscal 2012 is
from "trading of ore in India and China." However, we also note form page seven
that your subsidiary, TBL, contributed 10% of your revenue in construction area for
the year ended March 31, 2013. Please clarify the inconsistent disclosures or revise
your discussion of revenue to include revenue generated from your construction
business.

Cost of Revenue, page 18

15.   We note your revenue increased 91.2% but cost of revenue increased only about
       34.8% in 2013 from 2012. In addition, your cost of revenue as a percentage of
       revenue also decreased in fiscal 2013. Please revise your disclosure to describe the
       cost components included in your cost of revenues for the periods reported and
       discuss any events that caused the material change in the relationship between costs
       and revenue. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Balance sheet explanations, page 19

16.   We note from page F-2 that your accounts receivable, net of allowances has
       decreased about 35%, but your revenue has increased 81.2% in fiscal 2013 from
       2012. Please describe your accounts receivable and discuss the primary drivers that
       are responsible for the decrease in accounts receivable when you have material
       increase of revenue between years.

Liquidity and Capital Resources, page 19

17.   If material, please disclose the balance of cash and cash equivalents held by foreign
       subsidiaries as of each period for which you present a balance sheet. Disclose whether
       you intend to repatriate any portion of these balances held by foreign subsidiaries and if
       so, disclose that you would need to accrue and pay taxes if the foreign balances were
       repatriated. Please provide us with a draft of the disclosures you intend to provide in
       future filings.

Item 8. Financial Statements and Supplementary Data, page 21
Report of Independent Registered Public Accounting Firm, page F-1

18.   You have only provided an audit report covering the financial statements as of and
       for the year ended March 31, 2013. Please revise the Form 10-K to include an audit
       report covering the financial statements as of and for the year ended March 31, 2012.
       The requirement to provide two years of audited financial statements means you
       must provide an audit report or audit reports to cover both years. Exhibit 23.1
       suggests the auditor of the 2012 financial statements was Yoganandh & Ram so
       please provide that reissued report. If another auditor audited the 2012 financial
       statements, please revise that report and revise Exhibit 23.1 accordingly.

Consolidated Balance Sheets, page F-2

19.   We note you present a line item combining intangible assets and goodwill. We also note
       you present the movement in goodwill and intangible asset on a combined basis in Note
       11 on page F-19. Please revise to present a separate line item for goodwill and a separate
       line for intangible assets. Refer to ASC 350-20-45-1 for goodwill and ASC 350-30-50-1
       through 50-2 for intangible assets.

20. Please tell us and revise future filings to disclose the balances of the allowance for doubtful accounts as of March 31, 2012 and 2013. Please also provide these balances for your long-term receivables.

Consolidated Statements of Cash Flows, page F-6

21. We note you present "Non-cash interest expense" as an adjustment to reconcile net income (loss) to net cash for $114,654 and $491,147 for the years ended March 31, 2013 and 2012, respectively. We also note page F-19 the total interest expense to be $419,436 and $984,021 for years ended March 31, 2013 and 2012, respectively. Please reconcile these amounts with the amounts you present in your consolidated statements of cash flows and clarify your disclosures.

22. Please tell us and revise future filings to disclose the amounts of the provision for uncollectible accounts separately in the reconciliation of net loss to cash used in operations. Please present these amounts separately for short-term and long-term receivables.

Note 1 – Nature of Operations and Basis of Presentation, page F-7
c) Our Securities, page F-9

23. We note your disclosure that you retired a note in the amount of $2,232,617.79 on April 5, 2012 with 442,630 shares of newly issued common stock. Please address the following:

- Explain where in the supplemental information for noncash financing activities in your consolidated statements of cash flows on page F-6 you disclose the retired note.

- Tell us how you accounted for the retirement of this note through issuance of your shares and how you determined the value exchanged. In this regard, we note your disclosure on Form 8-K filed on April 6, 2012 that you issued 4,377,702 shares (before the 10:1 reverse split) and the closing value of your stock was $4 per share on April 5, 2012. However, on page F-10 you state you issued 334,200 post-split shares of common stock valued at $501,300. Please reconcile the number of shares issued.

- Tell us the status and the amount of the dispute with the lender in the exchange between the note and the issuance of share. Also tell us how you considered ASC 450 in recording or disclosing the contingency for potential additional liability.

Note 2 – Significant Accounting Policies, page F-10
e) Revenue Recognition, page F-11

24.   Tell us and revise your revenue recognition policy note to state specifically how you
        recognize revenue from trading iron ore and also describe your collection policies for
        these receivables. The existing disclosure is boilerplate and provides no insight into
        your revenue-generating activities.

l) Accounts Receivable- Long-term, page F-13

25.   Tell us and revise future filings to disclose the balances of these long-term
        receivables and any allowance for doubtful accounts.

r) Leased Mineral Rights, page F-14

26.   Please revise to disclose the amounts of costs capitalized for the leased mineral rights
        for the periods presented and their lease periods.

Note 10- Fair Value of Financial Instruments, page F-19

27.   We note from your disclosure on page F-20 that you eliminated $3,000,000 of non-
        current liability to the promoters of Ironman and $849,847 of deferred taxes during the
        year ended March 31, 2013 and you present the total of $3,849,847 as an adjustment from
        Ironman acquisition from the balance at the beginning of the period for intangible assets
        and goodwill. Please clarify why the $849,877 of deferred taxes was adjusted to reduce
        the intangible assets and goodwill and explain to us how the elimination of total
        $3,849,847 affected your purchase price allocation to the assets acquired and liabilities
        assumed.

Note 19 – Segment Information, page F-23

28.   Please revise to disclose entity-wide information as required under ASC 280-10-50-
        38. Specifically disclose required information about your productions and services,
        geographic areas and major customers.

Note 22 – Impairment, page F-24

29.   We note your disclosure that during 2013 no further impairment was made on your
        investment in Sricon. Please clarify whether you performed an impairment analysis
        during 2013, whether you received any financial information from Sricon or how
        you determined the fair value of your investment.

Note 23 – Certain Aged Receivables, page F-25

30.   Please tell us and revise future filings to disclose where the "certain aged receivables" are classified in the balance sheet. Tell us the date that TBL won the arbitration award against the Cochin International Airport (CIA) parties. You state that the balance of the aged receivables decreased from $2.03 million to $0.5 million in 2013. Explain to us why the balance decreased. Although you state there is minimal risk that the CIA parties will become insolvent and unable to pay you, it appears that they may not pay you regardless of solvency. Tell us how you have analyzed FAS ASC 450 in determining that you have not incurred a probable loss.

Note 25 – Subsequent Events, page F-25

31.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. We note that your board of directors recently appointed Mr. Danny Ngai as Interim Treasurer and Principal Financial and Accounting Officer. Please tell us the following:

- What role he takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- What relevant education and ongoing training he has had specifically relating to U.S. GAAP;

- Whether he holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- How his professional experience specifically related to preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

In addition, tell us if you have had any changes in the core finance group or the accounting firm retained to prepare your U.S. GAAP financial statements. To the extent you have made a change since April 7, 2011, the date when you responded to comment seven of our letter dated February 25, 2011, please address the following:

What is the background of the new people involved in your financial reporting?

Do not identify people by name, but for each new person, please tell us:

a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c) the nature of his or her contractual or other relationship to you;

d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retained a new accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a) the name and address of the accounting firm or organization;

b) the qualifications of their employees who perform the services for your company;

c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d) how many hours they spent last year performing these services for you; and

e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Exhibits 23.1 and 23.2

32.   The consents do not address the incorporation by reference to the Form S-3 of the audit reports covering the 2012 and 2013 financial statements included in the 2013 Form 10-K. Please clarify or revise your filing to include updated consents for the Form S-3 from your auditors.

Form 8-K Filed July 1, 2013

33.   On or about June 23, 2013, your prior auditor, ASA, advised you that the Indian subsidiaries of IGC be subjected to an Indian GAAP (IGAAP) audit contemporaneously with Form 10-K filing." Please explain to us the reasons why your prior auditor advised you to have the IGAAP audit contemporaneously with Form 10-K filing. Explain to us how the IGAAP audit differs from the audit conducted contemporaneously with the Form 10-K filing. In addition, tell us whether you completed the 2013 audit of your subsidiaries in India and whether there were any restatements in the financial statements due to the audit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining